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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 7)*

                            Tecumseh Products Company
                                (Name of Issuer)

                 Class B Common Stock, par value $1.00 per share
                         (Title of Class of Securities)

                                   878895 10 1
                                 (CUSIP Number)

                                 Todd W. Herrick
                              3970 Peninsula Drive
                          Petoskey, Michigan 49770-8006
                                 (231) 348-8238
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 25, 2008
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.


                               Page 1 of 12 pages

--------------------------------------------------------------------------------
1.   Names of Reporting Persons                                  Todd W. Herrick

--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) [ ]
     (b) [X]

--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)                           Not Applicable

--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization               United States of America

--------------------------------------------------------------------------------
                7.   Sole Voting Power                                    21,906

                ----------------------------------------------------------------
  Number of     8.   Shared Voting Power                               1,657,539
    Shares
 Beneficially   ----------------------------------------------------------------
Owned by Each   9.   Sole Dispositive Power                               21,906
  Reporting
 Person With:   ----------------------------------------------------------------
                10.  Shared Dispositive Power                          1,657,539

--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person      1,679,445

--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)[ ]

--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)                    33.1%

--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)                              IN

--------------------------------------------------------------------------------


                               Page 2 of 12 pages

CUSIP No. 878895 10 1

ITEM 1. SECURITY AND ISSUER.

          The title of the class of equity securities to which this statement relates is Class B Common Stock, par value $1.00 per share ("Class B Stock"), of Tecumseh Products Company, a Michigan corporation ("Tecumseh"). The address of Tecumseh's principal executive offices is 1136 Oak Valley Drive, Ann Arbor, Michigan 48108.

ITEM 2. IDENTITY AND BACKGROUND.

          This statement is being filed by Todd W. Herrick. Todd W. Herrick's address is 3970 Peninsula Drive, Petoskey, Michigan 49770-8006. Todd W. Herrick is retired and this is his present principal occupation or employment. Tecumseh's principal business address is 1136 Oak Valley Drive, Ann Arbor, Michigan 48108.

          Todd W. Herrick has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Todd W. Herrick has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          Todd W. Herrick is a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          Not applicable.

ITEM 4. PURPOSE OF TRANSACTION.

          The purpose of this filing is to report the exercise by Tricap Partners II, L.P. (successor to Tricap Partners, LLC) of an option granted by Herrick Foundation that would have expired in November 2008, not a voluntary sale by Herrick Foundation. On September 25, 2008, Tricap exercised its option to purchase 500,000 shares of Class B Stock from Herrick Foundation at $16.00 a share. Herrick Foundation had granted this option (along with an option to purchase Class A Stock) to Tricap in November 2006 in part to induce Tricap to make a $100,000,000 Second Lien Credit Agreement available to Tecumseh at that time. This Second Lien Credit Agreement provided Tecumseh with significant additional liquidity, relief from then existing financial covenants and more favorable terms and replaced a credit agreement that was in default. Tricap demanded options on Class B Stock and Class A Stock as a condition to making this loan, and Herrick Foundation and the Herrick family Trusts provided them. The options to purchase Class A Stock from Herrick Foundation and the Herrick family Trusts have all been exercised in full. Now that the option to purchase Class B Stock is about to expire and the market price of the Class B Stock is higher than the exercise price of the option, Tricap has exercised its option to purchase Class B Stock from Herrick Foundation in full.


                               Page 3 of 12 pages

CUSIP No. 878895 10 1

          Todd W. Herrick's purpose in serving as one of the trustees of Herrick Foundation is to take part in the management of its charitable activities. Todd
W. Herrick's purpose in serving as a trustee of the Ray W. Herrick and Hazel M. Herrick Trusts u/a/d February 26, 1949 and February 24, 1956 f/b/o Kenneth Herrick and his descendants (the "Trusts") is to take part in the management of the activities of the Trusts of which Todd W. Herrick or Toni L. Herrick is the beneficiary.

          In his capacity as a member of the Board of Trustees of Herrick Foundation, as a trustee of the Trusts and/or in his personal capacity, Todd W. Herrick, expects from time to time to be presented with, give consideration to, and/or act upon, proposals similar to those enumerated below and/or proposals that one or more of Tecumseh, Herrick Foundation, the Trusts, Todd W. Herrick and/or Toni L. Herrick acquire, dispose of, or vote shares of Class B Stock or other securities of Tecumseh, including, without limitation, by public or private sale (registered or unregistered and with or without the simultaneous sale of newly-issued shares of Class B Stock by Tecumseh), gift, pledge or otherwise, including, without limitation, sales of Class B Stock pursuant to Rule 144 under the Securities Act of 1933, as amended, or otherwise. Todd W. Herrick, as a member of the Board of Trustees of Herrick Foundation, as a trustee of the Trusts, and/or in his personal capacity, reserves the right not to acquire Class B Stock or not to dispose of all or part of such Class B Stock if he determines such acquisition or disposal is not in Tecumseh's, Herrick Foundation's, the Trusts' or his personal best interests at that time.

          On March 6, 2007, Todd W. Herrick and the Herrick Foundation filed a lawsuit against Albert A. Koch, Peter M. Banks, David M. Risley (collectively, the "Director Defendants") and Tecumseh in the Lenawee County Circuit Court, Case No. 07-2525-CZ (the "Herrick Lawsuit"). On March 20, 2007, Tecumseh filed a lawsuit against Todd W. Herrick, Kent B. Herrick, Toni Herrick, Michael Indenbaum and Herrick Foundation in the United States District Court for the Eastern District of Michigan, Southern Division, Case No. 07-2525-CZ (the "Tecumseh Lawsuit").

          On April 2, 2007, Tecumseh entered into a Settlement and Release Agreement, a copy of which is attached as Exhibit 99.2 to Amendment No. 3 to this Schedule and incorporated into this Schedule by reference (the "Settlement Agreement"), with Todd W. Herrick, Kent B. Herrick, Toni L. Herrick, Herrick Foundation, and Michael A. Indenbaum (collectively, the "Herrick Entities") and the Director Defendants settling corporate governance disputes that had been the subject of the Herrick Lawsuit and the Tecumseh Lawsuit. Pursuant to the Settlement Agreement, among other things:

     -    Board of directors

          - Todd W. Herrick resigned from Tecumseh's board and became "Chairman Emeritus." Todd W. Herrick resigned as "Chairman Emeritus" and as a consultant effective March 10, 2008.

          - The board appointed Kent B. Herrick to fill the vacancy created by Todd Herrick's resignation. The board was required to continue to nominate Kent B. Herrick for re-election to the board during the term of the Settlement Agreement, which continued until the conclusion of Tecumseh's 2008 annual meeting of shareholders on April 30, 2008.


                               Page 4 of 12 pages

CUSIP No. 878895 10 1

          - Effective July 31, 2007, Mr. Koch resigned from the board. Effective August 13, 2007, (1) Edwin L. Buker, William E. Aziz, Steven J. Lebowski and (independent of the Settlement Agreement) Jeffry N. Quinn were appointed as new directors of Tecumseh, (2) Edwin L. Buker was appointed President and Chief Executive Officer of Tecumseh, and (3) James J. Bonsall ceased to be Tecumseh's interim President and Chief Operating Officer,

     -    Other matters

          -    The parties dismissed their lawsuits with prejudice.

          - Tecumseh and the Director Defendants agreed not to challenge the right of Todd W. Herrick and the other Herrick Entities to vote their shares and agreed that they have the right to vote all of their shares.

          - Tecumseh agreed to reimburse Todd W. Herrick and the other Herrick Entities for their reasonable and documented expenses in connection with the Herrick Lawsuit and the Tecumseh Lawsuit, the Settlement Agreement, and other specified matters, up to a maximum of $300,000.

          - Todd W. Herrick and the other Herrick Entities agreed to exercise their voting rights in a manner consistent with the terms of the Settlement Agreement.

          - Various parties released each other from claims in connection with the matters referenced in the Settlement Agreement.

          The Settlement Agreement has additional terms and conditions, and the full Settlement Agreement, attached as Exhibit 99.2 to Amendment No. 3 to this Schedule, should be reviewed in its entirety.

          On March 10, 2008, Herrick Foundation, through Todd W. Herrick, its President, sent a letter to Tecumseh's Board of Directors, a copy of which was attached as Exhibit 99.3 to Amendment No. 4 to this Schedule. The letter stated that Herrick Foundation, in the exercise of its fiduciary duties, engaged Beringea LLC to review and evaluate Herrick Foundation's shareholdings in Tecumseh. Beringea recommended that Herrick Foundation liquidate its position in Tecumseh stock in the short term and Herrick Foundation's Board of Directors determined that it should pursue a sale. Herrick Foundation also stated that it believes it is possible that Herrick family members and the Trusts would also be interested in liquidating their positions.

          After discussions with representatives of Tecumseh and considering its alternatives, because Herrick Foundation believes it would be in the best interests of all shareholders to sell Tecumseh in the short term, Herrick Foundation requested that Tecumseh form a committee of Tecumseh's Board of Directors to explore the possible sale of Tecumseh to strategic and/or financial buyers. Simultaneously with these actions, Herrick Foundation began approaching potential buyers regarding their interest in purchasing Herrick Foundation's shares in Tecumseh or in purchasing Tecumseh. Therefore, Herrick Foundation also requested Tecumseh's Board of Directors take all necessary action to redeem or terminate Tecumseh's poison pills, eliminate the Class A Protective Provision contained in Tecumseh's Articles of Incorporation (including the proposal in this year's proxy statement) and take all other necessary steps to avoid the


                               Page 5 of 12 pages

CUSIP No. 878895 10 1

application of the anti-takeover provisions under applicable law that may have an adverse effect on Herrick Foundation's ability to sell its shares to a third party or on a potential purchaser's ability to purchase Tecumseh. The letter has additional terms and conditions, and the full letter, attached as Exhibit 99.3 to Amendment No. 4 to this Schedule, should be reviewed in its entirety. On March 30, 2008, Tecumseh responded that its Governance and Nominating Committee, on behalf of the Board, had determined that the proposal to eliminate the Class A Protective Provision was not in the best interests of Tecumseh and all of its shareholders.

          On April 4, 2008, a majority of Tecumseh's Board amended Tecumseh's bylaws to raise the percentage of voting shares needed to call a special meeting of shareholders from 50% to 75% (the "Bylaw Amendment"). On April 16, 2008, Herrick Foundation sent a letter to Tecumseh's Board urging the Board to reverse the Bylaw Amendment or submit it to a vote of shareholders. On April 24, 2008, Tecumseh responded that its Governance and Nominating Committee had determined not to recommend that the Board redeem or terminate Tecumseh's Class A and Class B Rights Agreements or take action to avoid application of certain anti-takeover provisions under applicable law at this time. The letter also indicated that the Board had authorized the Governance Committee to consider potential alternatives that would facilitate the Herrick Foundation's desire to sell its Class A and Class B shares in a manner that is in the best interests of Tecumseh and all of its shareholders. The letter did not agree to reverse the Bylaw Amendment.

          On June 13, 2008, pursuant to Plaintiff Herrick Foundation's Verified Complaint for Declaratory, Injunctive and Other Relief, a copy of which is attached as Exhibit 99.1 to Amendment No. 5 to this Schedule and is incorporated in this Schedule by reference, Herrick Foundation filed a lawsuit against Tecumseh in the Lenawee County Circuit Court (the "Special Meeting Lawsuit"). The Special Meeting Lawsuit asked the court, among other things, to invalidate the Bylaw Amendment and to require Tecumseh to notice and hold a special meeting of the shareholders of Tecumseh, at which Herrick Foundation will seek to remove and replace two of Tecumseh's directors (Peter M. Banks and David M. Risley).

          Under applicable Michigan statutes, upon application of holders of at least 10% of the shares entitled to vote at a meeting, the Circuit Court, for good cause shown, may order a special meeting of shareholders. Notwithstanding a vigorous opposition by Tecumseh, the Court advised the parties that it intended to issue an order requiring a special meeting. The parties, with the direction of the Court, then agreed upon certain terms and procedures relating to the conduct of the meeting.

          On August 11, 2008, the Court entered an order in the Special Meeting Lawsuit requiring Tecumseh to timely call and hold a special meeting of shareholders on November 21, 2008. The purpose of the meeting shall be to consider the removal of Peter Banks and David Risley as directors and, to the extent that removal is approved, the election of directors to fill the vacancies created by the removal. While the Court did not grant a requested injunction against the enforcement of an amendment to Tecumseh's bylaws requiring holders of 75% of the voting shares (rather than 50%) to call a special meeting of shareholders, the Court has not yet ruled on the validity of the bylaw amendment. Importantly, the special meeting required by the Court's order was Herrick Foundation's primary reason for filing the lawsuit.


                               Page 6 of 12 pages

CUSIP No. 878895 10 1

          A copy of the Court's order is attached as Exhibit 99.4 to Amendment No. 6 to this Schedule, is incorporated in this Schedule by reference and should be reviewed in its entirety. Herrick Foundation issued a press release dated August 12, 2008 regarding the issuance of the Court's order, a copy of which is attached as Exhibit 99.5 to Amendment No. 6 to this Schedule and is incorporated in this Schedule by reference.

          Other than as described above and other than as described in Tecumseh's SEC filings, Todd W. Herrick has no current plans or proposals which relate to, or would result in, (a) the acquisition by any person of additional securities of Tecumseh, or the disposition of securities of Tecumseh, except as described in paragraph (b) below, (b) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Tecumseh or any of its subsidiaries, other than those described by Tecumseh or Herrick Foundation in its SEC filings or in the March 10, 2008 letter described above, (c) any sale or transfer of a material amount of assets of Tecumseh or any of its subsidiaries, other than those described by Tecumseh or Herrick Foundation in its SEC filings or in the March 10, 2008 letter described above, (d) any change in the present board of directors or management of Tecumseh, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, except that, from time to time, Tecumseh might add additional directors to fill existing vacancies if it finds qualified candidates willing to serve and from time to time, directors might resign and except as described in the Special Meeting Lawsuit, (e) any material change in Tecumseh's present capitalization or dividend policy, except as described by Tecumseh or Herrick Foundation in its SEC filings, (f) any other material change in Tecumseh's business or corporate structure, except as described by Tecumseh or Herrick Foundation in its SEC filings, (g) any changes in Tecumseh's Articles of Incorporation or Bylaws or other actions which may impede the acquisition of control of Tecumseh by any person except as described in the Special Meeting Lawsuit, (h) causing a class of securities of Tecumseh to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, except as described by Tecumseh or Herrick Foundation in its SEC filings, (i) a class of Tecumseh's equity securities becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or (j) any action similar to those enumerated above. The foregoing notwithstanding, Todd W. Herrick intends to remain free to take such actions, including the making of such proposals, as he may from time to time deem appropriate in light of the circumstances which might arise from time to time.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

          The number and percentage of shares of Class B Stock beneficially owned by Todd W. Herrick as of September 26, 2008 are as follows:

                    Number      Percent
                  ---------     -------
Todd W. Herrick   1,679,445(1)  33.1%(2)

(1)  The shares shown above as beneficially owned by Todd W. Herrick consist of
     (1) 21,906 shares of Class B Stock owned by Todd W. Herrick, (2) 769,426 shares owned by Herrick


                               Page 7 of 12 pages

CUSIP No. 878895 10 1

     Foundation, of which Todd W. Herrick is one of three members of the Board of Trustees, and (3) 888,113 shares of Class B Stock held by the Trusts of which Todd W. Herrick and Toni L. Herrick are the trustees who are descendants of Kenneth Herrick and, therefore, control the Trusts' Tecumseh stock.

(2) Based on the 5,077,746 shares of Class B Stock reported as outstanding as of June 30, 2008 in Tecumseh's Quarterly Report on Form 10-Q for the quarter ended June 30, 2008.

          Todd W. Herrick is the sole beneficial owner of 21,906 shares of Class B Stock, or approximately 0.4% of the outstanding Class B Stock.

          Todd W. Herrick is also one of three members of the Board of Trustees of Herrick Foundation, the others being Kent B. Herrick and Michael A. Indenbaum. Herrick Foundation is a Michigan nonprofit corporation, which is a "Private Foundation" as defined in the Internal Revenue Code of 1986, as amended, organized for charitable purposes. Herrick Foundation owns 769,426 shares of Class B Common Stock, or approximately 15.2% of the outstanding shares of Class B Stock.

          Toni L. Herrick is Todd W. Herrick's sister, is an artist and this is her present principal occupation or employment. Toni L. Herrick's address is 7028 Foxmoor Court E, P.O. Box 19555, Kalamazoo, Michigan 49009. Toni L. Herrick is a citizen of the United States of America.

          Kent B. Herrick is Todd W. Herrick's son, has been a director of Tecumseh since April 10, 2007 and was the Executive Vice President of Global Business Development of Tecumseh until January 19, 2007 and this was his present principal occupation or employment. Kent B. Herrick's address is 9693 Woodbend, Saline, Michigan 48176, and Tecumseh's business address at 1136 Oak Valley Drive, Ann Arbor, Michigan 48108. Kent B. Herrick is a citizen of the United States of America.

          Michael A. Indenbaum is an attorney and this is his present principal occupation or employment. Michael A. Indenbaum's business address is 2290 First National Building, 660 Woodward Ave., Detroit, Michigan 48226-3506. He carries on his business as a partner of Honigman Miller Schwartz and Cohn LLP, a law firm organized as a Michigan limited liability partnership ("Honigman"). The principal business address of Honigman at which Michael A. Indenbaum carries on that business is 2290 First National Building, 660 Woodward Ave., Detroit, Michigan 48226-3506. Michael A. Indenbaum is a citizen of the United States of America.

          Todd W. Herrick and Toni L. Herrick share voting and investment power over the shares of Class B Common Stock held in the Trusts. Michael A. Indenbaum and National City Bank are also trustees of the Trusts, but they do not exercise any voting or investment power over the Tecumseh shares held in the Trusts. National City Bank is a national banking association with its principal offices located at National City Center, 1900 East Ninth Street, Cleveland, Ohio 44114-3484. The Trusts own 888,113 shares of Class B Common Stock, or approximately 17.5% of the outstanding Class B Stock.


                               Page 8 of 12 pages

CUSIP No. 878895 10 1

          None of Toni L. Herrick, Kent B. Herrick, Michael A. Indenbaum or National City Bank has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of Toni
L. Herrick, Kent B. Herrick, Michael A. Indenbaum or National City Bank has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, Todd
W. Herrick expressly declares that the filing of this Schedule 13D shall not be construed as an admission that he is a beneficial owner of any of the shares of Tecumseh covered by this Schedule 13D, for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, except the 21,906 shares of Class B Stock referred to above as beneficially owned by Todd W. Herrick, and Todd W. Herrick expressly disclaims all beneficial ownership of any kind or character in, to, or with respect to, all or any of the balance of the Class B Stock referred to in this Schedule 13D.

          Todd W. Herrick has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of 21,906 shares of the outstanding Class B Common Stock. Todd W. Herrick has shared power to vote or direct the vote and to dispose or to direct the disposition of 1,657,539 shares of Class B Stock.

          Todd W. Herrick expressly disclaims that he or any one or more of the above named persons constitute a "group" within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934.

          None of Todd W. Herrick, Toni L. Herrick, Herrick Foundation or the Trusts has engaged in any transactions in shares of Class B Stock in the past 60 days, except for the exercise by Tricap Partners II, L.P. on September 25, 2008 of its option to purchase 500,000 shares of Class B Stock from Herrick Foundation at $16.00 a share. Todd W. Herrick is filing this Schedule 13D to report such exercise.

          Herrick Foundation has the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, the 769,426 shares of Class B Stock owned by Herrick Foundation.

          The beneficiaries of the Trusts have the right to receive dividends on shares of Class B Stock held in those trusts and the right to receive the proceeds from any sale of those securities. The beneficiaries of the Trusts are Todd W. Herrick, his sister, Toni L. Herrick, and their descendants.


                               Page 9 of 12 pages

CUSIP No. 878895 10 1

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Other than those relationships with other members of the Board of Trustees of Herrick Foundation and the other trustees of the Trusts, Todd W. Herrick's oversight responsibilities for Herrick Foundation and Todd W. Herrick's and Toni L. Herrick's responsibilities for the Trusts, which are necessarily shared with the other trustees, the options granted to Tricap Partners II, L.P. (successor to Tricap Partners, LLC), described in this Amendment No. 7 to this Schedule, and the Settlement Agreement, described in
Item 4 above and attached as Exhibit 99.2 to Amendment No. 3 to this Schedule, Todd W. Herrick does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any Class B Stock or any other securities of Tecumseh, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits or loss, division or profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

99.1   Plaintiff Herrick Foundation's Verified Complaint for Declaratory,
       Injunctive and Other Relief, dated June 13, 2008, in the case of Herrick
       Foundation v. Tecumseh Products Company, Case No. 08-3015-CZ, in the
       Michigan Circuit Court for the County of Lenawee, incorporated by reference to Exhibit 99.1 to Amendment No. 5 to this Schedule 13D, dated
       June 13, 2008 and filed June 16, 2008.

99.2   Settlement and Release Agreement, dated as of April 1, 2007, among
       Tecumseh Products Company, Herrick Foundation, Todd W. Herrick, Toni
       Herrick, Kent B. Herrick, Michael Indenbaum, Albert A. Koch, Peter Banks and David M. Risley, incorporated by reference to Exhibit 99.2 to Amendment No. 3 to this Schedule 13D, dated April 2, 2007 and filed April
       11, 2007.

99.3   Letter from Herrick Foundation to the Board of Directors of Tecumseh
       Products Company, dated March 10, 2008, incorporated by reference to
       Exhibit 99.3 to Amendment No. 4 to this Schedule 13D, dated March 10,
       2008 and filed March 10, 2008.

99.4   Order Regarding a Special Meeting of Shareholders, entered August 11,
       2008 by the Lenawee Country, Michigan Circuit Court, incorporated by reference to Exhibit 99.4 to Amendment No. 6 to this Schedule 13D, dated
       August 11, 2008 and filed August 14, 2008.

99.5 Herrick Foundation Press Release, dated August 12, 2008, announcing that the Court Ordered a Special Meeting of Shareholders of Tecumseh Products
       Company, incorporated by reference to Exhibit 99.5 to Amendment No. 6 to this Schedule 13D, dated August 11, 2008 and filed August 14, 2008.


                              Page 10 of 12 pages

CUSIP No. 878895 10 1

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: September 26, 2008               /s/ TODD W. HERRICK
                                        ----------------------------------------
                                        Todd W. Herrick


                              Page 11 of 12 pages

CUSIP No. 878895 10 1

                                  EXHIBIT INDEX

Exhibit Number and Description

99.1   Plaintiff Herrick Foundation's Verified Complaint for Declaratory,
       Injunctive and Other Relief, dated June 13, 2008, in the case of Herrick
       Foundation v. Tecumseh Products Company, Case No. 08-3015-CZ, in the
       Michigan Circuit Court for the County of Lenawee, incorporated by reference to Exhibit 99.1 to Amendment No. 5 to this Schedule 13D, dated
       June 13, 2008 and filed June 16, 2008.

99.2   Settlement and Release Agreement, dated as of April 1, 2007, among
       Tecumseh Products Company, Herrick Foundation, Todd W. Herrick, Toni
       Herrick, Kent B. Herrick, Michael Indenbaum, Albert A. Koch, Peter Banks and David M. Risley, incorporated by reference to Exhibit 99.2 to Amendment No. 3 to this Schedule 13D, dated April 2, 2007 and filed April
       11, 2007.

99.3   Letter from Herrick Foundation to the Board of Directors of Tecumseh
       Products Company, dated March 10, 2008, incorporated by reference to
       Exhibit 99.3 to Amendment No. 4 to this Schedule 13D, dated March 10,
       2008 and filed March 10, 2008.

99.4   Order Regarding a Special Meeting of Shareholders, entered August 11,
       2008 by the Lenawee Country, Michigan Circuit Court, incorporated by reference to Exhibit 99.4 to Amendment No. 6 to this Schedule 13D, dated
       August 11, 2008 and filed August 14, 2008.

99.5 Herrick Foundation Press Release, dated August 12, 2008, announcing that the Court Ordered a Special Meeting of Shareholders of Tecumseh Products
       Company, incorporated by reference to Exhibit 99.5 to Amendment No. 6 to this Schedule 13D, dated August 11, 2008 and filed August 14, 2008.
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